UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   September 2006

Commission File Number 0-29586

 ENERNORTH INDUSTRIES INC.

1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.

Date: September 28, 2006          By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Industries Inc.
Consolidated Financial Statements
For the years ended June 30, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Contents

Auditors' Report	2

Consolidated Financial Statements
Balance Sheets	3
Statements of Operations and Deficit	4
Statements of Cash Flows	5
Summary of Significant Accounting Policies	6-9
Notes to Consolidated Financial Statements	10-25

Auditors' Report

To the Shareholders of
EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
September 26, 2006

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
June 30	2006	2005

Assets

Current
Cash and cash equivalents	$67,315	$5,286,315
Marketable securities (market value $1,621,199
2005 - $2,600,725)	1,621,199	2,394,138
Accounts receivable	436,658	677,704
Advances (Note 2)	235,510	-

	2,360,682	8,358,157

Accounts receivable	295,390	-
Investment (Notes 3 and 7)	3,107,782	3,281,950
Oil and gas properties (Note 4)	9,434,617	4,068,549
	$15,198,471	$15,708,656

Liabilities and Shareholders' Equity

Current
Short term debt (Note 5)	$322,469	$-
Accounts payable and accrued liabilities	1,055,330	465,365
Due to shareholders (Note 6)	60,000	37,500
Income tax payable	18,927	-
Oakwell claim payable (Note 7)	7,686,971	7,956,349
Current portion of convertible debenture (Note 8)	15,152	-
Current portion of future income taxes (Note 9)	117,807	-

	9,276,656	8,459,214
Convertible debenture (Note 8)	152,924	-
Future income taxes (Note 9)	941,515	-
Asset retirement obligaton (Note 10)	285,219	173,204

	10,656,314	8,632,418
Shareholders' equity
Share capital (Note 11)	43,781,030	43,339,132
Contributed surplus (Note 11)	181,875	149,109
Deficit	(39,420,748)	(36,412,003)

	4,542,157	7,076,238

	$15,198,471	$15,708,656
On behalf of the Board:

/s/“Sandra J. Hall”    Director
Sandra J. Hall

/s/“Milton Klyman”   Director
Milton Klyman

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
For the years ended June 30	2006	2005	2004

Revenue
Oil and gas revenue	$1,169,988	$946,655	$765.941
Less: Royalties	189,720	201,172	106,485

Net revenues	980,268	745,483	659,456

Expenses
Operating and transportation	394,863	399,795	292,275
Depletion and accretion	729,856	691,539	458,230
Administrative expenses	2,198,024	2,221,343	1,921,385
Interest	6,968	2,020	4,812

	3,329,711	3,314,697	2,676,702

Loss before the following
undernoted items	(2,349,443)	(2,569,214)	(2,017,246)

Oakwell claim (Note 7)	(403,051)	(712,349)	(2,015,681)
Interest income	69,765	305,836	187,440
Foreign exchange gain (loss)	330,816	539,836	(24,070)
Income from marketable securities	234,072	49,916	-
Gain on sale of inactive subsidiaries	-	175,000	-
Gain on sale of marketable securities	1,538,146	9,775	16,470
Write down of marketable securities	(193,461)	-	-
Write down of oil and gas properties	(2,692,748)	-	-
Other income	-	3,454	7,481

Net loss from operations before
discontinued operations and income taxes	(3,465,904)	(2,197,746)	(3,845,606)

Income tax recovery (Note 9)	(457,159)	-	-

Net loss from operations before
discontinued operations	(3,008,745)	(2,197,746)	(3,845,606)
Gain on disposition of discontinued
operations (Note 12)	-	1,717,646	-
Net income from discontinued
operations (Note 12)	-	317,351	1,627,664

Net loss for the year	(3,008,745)	(162,749)	(2,217,942)

Deficit, beginning of year	(36,412,003)	(36,249,254)	(32,085,526)
Transitional impairment loss (Note 20(b))	-	-	(1,945,786)

Deficit, beginning of year, as restated	(36,412,003)	(36,249,254)	(34,031,312)

Deficit, end of year	$(39,420,748)	$(36,412,003)	$(36,249,254)

Net loss from continuing operations for the
year per share (Note 13)	$(0.73)	$(0.54)	$(0.95)

Net loss for the year per share (Note 13)	$(0.73)	$(0.04)	$(0.55)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
For the years ended June 30	2006	2005	2004

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$(3,008,745)	$(2,197,746)	$(3,845,606)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depletion and accretion	729,856	691,539	458,230
Oakwell claim	(269,378)	712,349	2,015,681
Gain on sale of marketable securities	(1,538,146)	(9,775)	(16,470)
Future income taxes	(457,159)	-	-
Write down of marketable securities	193,461	-	-
Write down of oil and gas properties	2,692,748	-	-
Gain on sale of inactive subsidiaries	-	(175,000)	-
Unrealized foreign exchange loss (gain)	309,853	(588,631)	135,000
Stock based compensation	3,736	149,109	-
Net change in non-cash working capital
balances (Note 15)	554,548	75,267	(618,796)

Cash used by operating activities
from continuing operations	(789,226)	(1,342,888)	(1,871,961)
Cash provided (used) by
discontinued operations	-	5,968,814	(1,181,034)

	(789,226)	4,625,926	(3,052,995)

Investing activities
Proceeds (purchase) of marketable securities, net	2,117,624	(1,863,324)	(327,765)
Proceeds on sale of discontinued operations	-	8,111,989	-
Purchase of oil and gas properties	(6,535,176)	(1,001,743)	(1,740,154)
Purchase of investment	(134,850)	-	-
Proceeds on sale of inactive subsidiaries	-	175,000	-
Advances to joint venture partners	(235,510)	-	-
Investing activities of discontinued operations	-	(2,375,728)	(592,727)

	(4,787,912)	3,046,194	(2,660,646)

Financing activities
Proceeds from (repayments) to shareholders, net	22,500	(4,500)	(360,419)
Issuance of common shares	13,169	-	-
Issue of short term debt	322,469	-	-
Financing activities of discontinued operations	-	(2,981,618)	(54,910)

	358,138	(2,986,118)	(415,329)

Net increase (decrease) in cash during the year	(5,219,000)	4,686,002	(6,128,970)

Cash and cash equivalents, beginning of year	5,286,315	600,313	6,729,283

Cash and cash equivalents, end of year	$67,315	$5,286,315	$600,313

See supplementary cash flow information (Note 15(a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

Nature of Operations	EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business is its exploration, development and production of oil and gas.

Going Concern
These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (see Note 7) and the Company’s ability to fund its operations and legal costs from internal or external sources. If the application of the Judgment becomes enforceable in Canada, then there would be a material and adverse impact on the Company’s financial condition and the Company may be required to sell certain assets to satisfy the judgment.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Basis of Presentation
                                    These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Effective June 1, 2006 the Company incorporated CanPower Development Corp., (“CanPower”) a company incorporated under the Companies Act, Cap 308 of the Laws of Barbados to develop power projects globally. The Company owns 100% of the outstanding shares of CanPower.

Through its wholly owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”), a company incorporated in Ontario, the Company owns a 97% interest in Euro India Power Canara Private Limited (“EIPCL”), a company incorporated in India.

The Company consolidated three months of activity after the acquisition of Sawn Lake Resources Ltd. in its consolidated statement of operations and its consolidated statement of cash flow for the year ended June 30, 2006. The Company consolidated one month of activity after the acquisition of Great Northern Oil and Gas Inc. in its consolidated statement of operations and its consolidated statement of cash flow for the year ended June 30, 2006 (Note 1).

At June 30, 2006 the Company held a 100% interest in Great Northern Oil & Gas Inc., CanPower Development Corp., EPS Karnataka, and a 97% interest in EIPCL. The consolidated financial statements include the results of these subsidiaries and intercompany balances and transactions are eliminated.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

Cash and Cash
Equivalents	Cash and cash equivalents consist of bank balances and investments in money market instruments with original maturities of three months or less.

Marketable
Securities	Marketable securities are valued at the lower of cost or market on a portfolio basis.

Oil and Gas
Properties
The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at approximately 6,000 cubic feet to 1 barrel of oil.

   Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the Company performs an annual impairment test (“ceiling test”) which recognizes an impairment loss when the capitalized costs less accumulated depletion and amortization is not recoverable and exceeds its fair value. Fair value is determined as the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes. Recoverability is determined using the undiscounted value of cash flows of proved reserves. The cash flows of proved reserves are derived from revenues from proved oil and gas reserves, as determined by independent engineers.

Joint Interests
                                    Certain of the Company’s oil and gas activities are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

Asset Retirement
Obligation
A provision for asset retirement obligation costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Asset retirement obligations increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Revenue
Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. Revenues from crude oil and natural gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

Royalties
As is normal to the industry, the Company's production is subject to crown, freehold and overriding royalties, and mineral or production taxes. These amounts are reported net of related tax credits and other incentives available.

Stock Based
  Compensation
                                The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments”. This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the statement of operations using the Black-Scholes option-pricing model.

Foreign Currency
Translation	Foreign currency accounts are translated to Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in Consolidated Statement of Operations and Deficit in the current period.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

Accounting
Estimates
The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Measurement
        Uncertainty
                                    The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates. These estimates are based on the estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

                                The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated asset retirement obligation costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

                                Costs attributable to commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

The Company’s investment in Konaseema Gas Power Limited (“KGPL”), a company incorporated in India that is developing a power project in Andhra Pradesh, India is subject to several risk factors. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions. The amount actually recovered could differ materially from the amount estimated by management.

                                The Company’s accounts receivable includes a balance related to a litigation which has uncertainty as to its timely collection.

                                The Company’s investment in marketable securities is carried at the lower of cost or market value. The actual market value is determined by external factors that are beyond the control of management and may fluctuate materially.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

1. Acquisitions and Dispositions

a)
On March 31, 2006 the Company acquired from two arm’s length parties, 100% of the issued and outstanding shares of a Sawn Lake Resources Ltd. (“Sawn”), with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of $2,351,608. The purchase price was satisfied by a cash payment of $2,126,608 and the delivery of 103,212 common shares of the Company issued at a price of $2.18 per share. The allocation of the purchase price was as follows:

Current assets	$23,673
Oil and gas properties	3,235,319
Accounts payable	(21,167)
Future income tax	(859,798)
Site restoration liabilities	(26,419)
Net assets acquired	$2,351,608

On May 31, 2006 the Company acquired from two arm’s length parties 100% of the issued and outstanding shares of Great Northern Oil & Gas Limited (“Great Northern Oil”), with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of $2,150,212. The purchase price was satisfied by a cash payment of $1,750,210; the delivery of 94,788 common shares of the Company issued at a price of $2.11 per share; and a $200,000, 5% secured convertible debenture. The allocation of the purchase price was as follows:
Current assets	$54,493
Oil and gas assets	2,850,301
Accounts payable	(71,785)
Future income tax	(656,683)
Site restoration liabilities	(26,114)
Net assets acquired	$2,150,212

On June 30, 2006, Sawn, and Great Northern Oil, amalgamated under the Alberta Business Corporations Act to form a new entity, Great Northern Oil & Gas Inc. (“Great Northern”).

b)
During fiscal 2005 the Company disposed of its interest in its wholly-owned subsidiary M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), its partnership Liannu LLP (“Liannu”) and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. These operations have been treated as discontinued operations for accounting purposes (See Note 10). As such the operations of M&M, MMO, and Liannu have been excluded from the consolidated statement of operations and deficit from continuing operations in current and prior periods.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

2. Advances

From time to time, the Company is required to pre-fund its proportionate share of costs to other joint interest parties for participation in drilling and completion of wells. These costs are then capitalized as oil and gas properties when actual operations occur and upon receipt of categorized costs.

Advances consists of the following:
	2006	2005

Advances to oil and gas joint interest parties	$235,510	$-

3. Investment

Investment consists of the following:
	2006	2005

Investment in Konaseema Gas Power Limited	$3,107,782	$3,281,950

As of June 30, 2006 the Company owns 11,848,200 common shares, par value Indian Rupee (“INR”) 10 (the "KGPL Shares"), in Konaseema Gas Power Limited (“KGPL”), formerly known as Konaseema EPS Oakwell Power Limited. Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. (“VBC”), the parent company of Konaseema Gas Power Limited (“KGPL”), an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award”) requiring as follows (i) VBC transfer an additional 500,000 shares in KGPL to the Company, at no cost and (ii) VBC to buy the original KGPL shares for INR 113,482,000 on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KGPL Project, and, (b) in any event no later than March 31, 2004. Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 shares of KGPL at a par value of INR 5,000,000 on or before the same dates. If VBC does not buy the 11,348,200 KGPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to VBC to purchase 11,348,200 KGPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KGPL Shares and the Company commenced legal proceedings against VBC.

On June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award.

In February, 2006, the Company advanced INR 5,000,000 (approximately CDN $134,850) to VBC as consideration for the Company acquiring the additional 500,000 shares of KGPL described in the Award.

The Company filed an application to withdraw its Petition against VBC and on June 9th, 2006 the City Civil Court ordered that the Execution Petition be dismissed as withdrawn.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

3. Investment - (Continued)

On August 6, 2006 the Company and VBC executed a Joint Memo for full satisfaction of the Award passed on October 11, 2003 stipulating as follows; (i) the Company waive the obligation that VBC purchase 11,348,200 KGPL shares and that the Company will retain its 11,348,200 KGPL shares; (ii) the Company and VBC comply with an order of Reserve Bank of India, such that the Company acquires the allotment of 500,000 KGPL shares rather than having such shares allotted at no cost, (iii) VBC acknowledge the right of the Company to purchase, on payment KGPL shares from VBC and/or its group companies at INR 10 per share free and clear of all claims, demand and encumbrances of any nature and kind; (iv) the Company waive payment of all unpaid interest by VBC under the Award, (v) the Company, VBC and KGPL mutually undertake and agree to release each other against all and any claims, demand, assertions, petitions, decrees and litigation whatsoever that arose or may hereinafter arise in connection with any agreements, arrangements and understandings and agree that neither party will make any claims or demands against each other.

Pursuant to the Joint Memo, the Company acquired the 500,000 equity shares in KGPL previously allotted for no consideration under the Award by paying INR 5,000,000 (approximately CDN $134,850 in February 2006) and the Company subscribed for a further 500,000 additional equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750 in August 2006).

As a result of the Joint Memo, the Company filed a fresh Execution Petition in the City Civil Court, for such court to record and accept the Joint Memo as full satisfaction of the Award as agreed to by the Company and VBC. The fresh Execution Petition has been listed for disposal by the City Civil Court on October 24, 2006.

The Company estimates that the carrying amounts of the investment in KGPL will be fully recovered. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations. The amount actually recovered could differ materially from the amount estimated by management.

4. Oil and Gas Properties

The Company has acquired various working interests in producing and non producing oil and gas properties in Canada. These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment
		Accumulated
		Depletion and	Net Book
	Cost	Amortization	Value

June 30, 2006	$16,779,190	$7,344,573	$9,434,617

June 30, 2005	$7,998,611	$3,930,062	$4,068,549

As at June 30, 2006, costs of acquiring unproved properties in the amount of $2,473,617 (2005 - $425,054) were excluded from depletion calculations.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

4.	Oil and Gas Properties - (Continued)

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will in some cases result in a dilution of its interests.

The Company performed a ceiling test calculation at June 30, 2006 to assess the potential impairment of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company’s independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2007	73.57	83.10	66.48	9.24	85.11	55.75	2.5	0.870
2008	62.60	70.47	58.49	9.36	72.18	47.27	2.5	0.870
2009	50.19	56.20	48.33	7.66	57.55	37.70	2.5	0.870
2010	47.76	53.38	45.91	7.37	54.67	35.81	1.5	0.870
2011	48.48	54.19	46.60	7.49	55.50	36.35	1.5	0.870
2012 and thereafter escalated at 1.5%

An impairment write down of certain of the Company’s oil and gas properties was recognized as at June 30, 2006 where the carrying amount was not considered to be recoverable and exceeded its fair value.

5. Short Term Debt

At June 30, 2006 the Company has a short term debt in the amount of $322,469 secured against the Company’s portfolio of marketable securities. The debt charges interest at prime (2006 - 6%).

6. Due to Shareholders

The amount of $60,000 (2005 - $37,500) is due to a shareholder, who is also a director, and is non interest bearing and due on demand.

7. Oakwell Claim Payable

In March 1997, Oakwell Engineering Limited (“Oakwell”) and the Andhra Pradesh State Electricity Board (“APSEB”) executed two identical Power Purchase Agreements (“PPA’s”) providing for Oakwell to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years (the “Project”). In June 1997, the Company and Oakwell formed an 87.5% - 12.5% joint venture and then incorporated an Indian company, EOPL (now known as KGPL), to implement the provisions of the PPA’s. Disputes rose between the Company and Oakwell regarding the time taken to obtain financing for the Project and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

7. Oakwell Claim Payable - (Continued)

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement over the same issue settled by the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal from the bench on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Ontario Superior Court of Justice seeking an order recognizing and enforcing the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Ontario Superior Court of Justice for a declaration that the Judgment cannot be recognized and enforced in the Province of Ontario on the basis that Singapore does not adhere to the Rule of Law and that the Singapore litigation did not provide the Company with an independent and impartial judiciary and accordingly could not be given the full faith and credit of the Canadian courts. The Applications were heard on December 6-9, 2004 before the Honourable Mr. Justice Day.

On January 10, 2005, after the Company publicly announced its intention to sell its engineering and offshore subsidiary, M&M Engineering Limited (“M&M”), Oakwell brought a motion in the Ontario proceedings seeking to prevent the Company from disposing of or encumbering assets equal to the Canadian dollar equivalent of the Judgment from the proceeds of the sale of M&M. On January 27, 2005, that motion was withdrawn and the Company agreed to provide Oakwell with 5 days notice before execution of any transaction or series of related transactions exceeding $2.4 million from the proceeds from the sale of M&M.

On June 27, 2005 Justice Day released his decision, in which he granted Oakwell's Application with costs, and dismissed the Company's Application. The formal Order granting recognition and enforcement to the Judgment was issued August 2, 2005.

On July 13, 2005, the Company filed a Notice of Appeal with respect to Justice Day's decision with the Court of Appeal for the Province of Ontario (“Court of Appeal”). The appeal was heard April 10, 2006. On June 9, 2006 the Court of Appeal rendered its decision, dismissing the Company's appeal with costs.

On July 18, 2006 the Company brought a motion before the Court of Appeal seeking a stay of execution of the decision of the Court of Appeal pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay CDN$1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance. The Court's decision on the leave application is not expected until late 2006 or early 2007.

A provision of CDN $7,686,971 at June 30, 2006 has been made to the Company’s financial statements in relation to the Judgment.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

7. Oakwell Claim Payable - (Continued)

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India (“Delhi Court”) which was served on February 14, 2005 against the Company for enforcement of the Singapore Judgment in India against certain assets of the Company allegedly located in India and an application for interim relief seeking attachment of certain assets of the Company including its KGPL shares.

On May 23, 2005, the Delhi High Court ordered that if VBC Ferro Alloys Ltd. (“VBC”) purchases the Company’s KGPL shares, the sale proceeds shall be kept in India and on September 9, 2005 the Delhi Court further ordered that if the Company receives any payments from VBC from the sale of it’s KGPL shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. This order became infructuous on the Company withdrawing its Execution Petition against VBC and not otherwise receiving any payment from VBC by way of sale of KGPL shares.

On August 29, 2006 the Delhi Court dismissed the objections filed by the Company as to the maintainability of the Execution Petition and questioning the Jurisdiction of Delhi Court. The Company filed a Review Petition and a Stay Petition against the Order of August 29, 2006 and a hearing is scheduled for October 13, 2006.

On September 7, 2006 Oakwell filed for interim relief, seeking restraint on the disposal of the Company’s KGPL shares and other assets. On September 18, 2006 the Delhi Court ordered that until October 3, 2006, the date of next hearing, the Company shall not deal with, transfer or alienate the KGPL shares or other assets. The Execution Petition and related applications are ongoing.

8. Convertible Debenture
	2006	2005

Convertible debenture	$168,076	$-
Less: Current portion	15,152	-

	$152,924	$-

Equity portion of convertible debenture	$32,757	$-

On May 31, 2006 the Company issued two convertible debentures with a face value of $100,000 each. The debentures carry an interest rate of 5% and are payable in quarterly installments of interest and principal. The debentures mature November 30, 2011.

The principal and interest is repayable in cash or common shares at the option of the Company for the first two years. After the initial two year period the principal and interest is payable in cash or common shares at the option of the holder. The Company may repay the debentures 30 days after providing written notice. Prepayment may be made without penalty.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

8. Convertible Debenture - (Continued)

The holders of the debenture have the option to convert their debenture into equity units of the Company after 10 days written notice to the Company. The outstanding principal and interest is converted into equity units consisting of one common share and one common share purchase warrant with a three year life and an exercise price equal to 115% of the conversion price. The conversion price is equal to 75% of the market price which is defined as the 10 day weighted average closing price before conversion where the price is not higher than $2.60 or lower than $1.50.

Additionally there is an option for both the Company and the debenture holders to reset the market range for the conversion feature as follows:

1)	The holder has the option to reset the market range on a one time basis by reducing the minimum price per common share to no less than $0.75 if the market price remains below $1.50 for 90 days.

2)	The Company has the option to reset the market range on a one time basis by increasing the maximum price per common share to no more than $3.25 if the market price remains above $2.60 for 90 days.

The Company is required to make quarterly payments of interest and principal on the outstanding convertible debenture. The total payments required are as follows:

2007	$38,182
2008	44,167
2009	42,348
2010	40,530
2011	38,712
2012	24,811

$228,750

9. Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:
	2006	2005

Future income tax assets:
Non-capital loss carryforwards	$2,517,510	$2,508,235
Capital losses	1,985,016	1,887,092
Oil and gas properties	1,925,703	1,339,939
Investments	226,048	189,486
Oakwell claim and other	2,842,811	2,920,172

	9,497,088	8,844,924
Valuation allowance	(9,497,088)	(8,844,924)

	$-	$-

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

9. Income Taxes - (Continued)
	2006	2005

Future income tax liabilities:
Oil and gas properties	$1,059,322	$-

Current portion	$117,807	$-

Long term portion	$941,515	$-

The Company's provision for income tax is comprised as follows:
	2006	2005	2004

Net loss from continuing operations	$(3,465,904)	$(2,197,746)	$(3,845,606)

Combined federal and provincial income tax
rate	34.24%	36.12%	36%

Recovery of income tax calculated at
statutory rates	$(1,186,726)	$(793,826)	$(1,384,418)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	21,923	73,855	15,953
Change in tax rates and other	55,480	-	(1,238,271)
Valuation allowance adjustment	652,164	719,971	2,606,736

Provision for income taxes (recovery)	$(457,159)	$-	$-

The Company has non-capital losses of approximately $7,380,712 which are available to reduce future taxable income. These non-capital losses expire as follows:

2007	$1,400,916
2008	1,318,930
2009	-
2010	1,126,417
2015	1,759,618
2026	1,774,831

The Company also has Cumulative Canadian oil and gas property expenses of $11,545,106 and capital loss carry forwards of $11,594,718.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

10. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.
	2006	2005

Balance, beginning of year	$173,204	$135,819
Liabilities incurred in year	103,949	32,972
Accretion expense	8,066	4,413

	$285,219	$173,204

The undiscounted amount of cash flows required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $502,186 (2005 - $268,708). The obligation was calculated using a credit-adjusted risk free discount rate of 10 percent. It is expected that this obligation will be funded from general company resources at the time the costs are incurred with the majority of costs expected to occur between 2016 and 2024. No funds have been set aside to settle this obligation.

11. Share Capital and Contributed Surplus

(a) Authorized

Unlimited Common shares, without par value
Unlimited Class A Preference shares, Series 1
Unlimited Class A Preference shares, Series 2

(b)	Issued

	Number of
	Common	Consider-
	Shares	ation

Common shares

Balance, as at June 30, 2005 and 2004	4,059,009	$43,339,132
Options exercised (i)	15,000	16,896
Issued pursuant to acquisition (ii)	103,212	225,000
Issued pursuant to acquisition (iii)	94,788	200,002

Balance, as at June 30, 2006	4,272,009	$43,781,030

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

11. Share Capital and Contributed Surplus - (Continued)

(c) Contributed surplus

Balance, as at June 30, 2004	$-
Grant of options (iv)	149,109
Balance, as at June 30, 2005	149,109

Options exercised (i)	(3,727)
Grant of options (iv)	3,736
Equity portion on issue of convertible debenture (Note 8)	32,757

Balance, as at June 30, 2006	$181,875

(i)
On January 9, 2006, a director of the Company exercised 15,000 options for consideration of $13,169. An amount which was added to contributed surplus when the options were issued was transferred to share capital.

(ii)	On March 31, 2006, pursuant to the terms of the acquisition of Sawn Lake Resources Ltd., the Company issued 103,212 common shares to two arms length parties for consideration of $225,000.

(iii)	On May 31, 2006, pursuant to the terms of the acquisition of Great Northern Oil and Gas Inc., the Company issued 94,788 common shares to two arms length parties for consideration of $200,002.

(iv) The fair value of options issued in 2006 and 2005 was determined using an appropriate option pricing model and the following assumptions: expected volatility of 65% (2005 - 29%), risk free interest rate of 4.5% (2005 - 4.0%), term of 3 years (2005 - 5 years) and dividend yield of 0% (2005 - 0%). The fair value of the options is recognized and expensed over the vesting period of the options. During 2006 $3,736 (2005 - $149,109, 2004 - $nil) was recorded in stock compensation expense using the Black-Scholes option-pricing model.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

11. Share Capital - (Continued)

(d) Warrants

There are no common share purchase warrants outstanding as at June 30, 2006.

The continuity of the common share purchase warrants is as follows:

Number of
Warrants

Balance, as at June 30, 2004	533,332

Expired (US$ 1.80 per Warrant)	(533,332)

Balance, as at June 30, 2005 and 2006	-

(e) Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 705,243 common shares at June 30, 2006 (2005 - 705,243).

The continuity of stock options is as follows:
	Weighted
	Average
	Number of	Exercise
	Options	Price

Balance, June 30, 2004	-	-

Issued expiring February 28, 2010	600,000	US$ 0.75

Balance, June 30, 2005	600,000	US$ 0.75

Issued to consultants, expiring July 14, 2008	15,000	US$ 1.77
Exercised	(15,000)	US$ 0.75

Balance, June 30, 2006	600,000	US$ 0.78

Options exercisable, June 30, 2006	585,000	US$ 0.75

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

12. Discontinued Operations

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of $7,361,999. The transaction is a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited and 100% of 11123 Newfoundland Limited. The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.

The accounting for these discontinued operations is summarized as follows:
	2006	2005	2004

Revenues	$-	$12,984,170	$33,406,327

Gain from disposal of operations	$-	$1,717,646	$-

Earnings from discontinued operations	$-	$317,351	$1,627,664

The Company's consolidated balance sheet does not include any balances related to the discontinued operations for periods ending June 30, 2006 and 2005.

13. Per Share Information

Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2006 - 4,099,883, (2005 - 4,059,009).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

14. Related Party Transactions

During the year, a Director of the Company was awarded $95,000 (2005 - $37,500) as compensation for services rendered during the year to the Company.

During the year, a Director of the Company was awarded nil (2005 - US$55,000) as compensation for services rendered during the year to the Company.

James C. Cassina and Sandra J. Hall, directors of the Company own 11.24% and 6.49%, respectively of the shares of 1211115. EnerNorth's Board formed an independent committee of disinterested directors to the transaction to consider whether the transaction is in the best interests of EnerNorth. The independent committee has concluded, on review of the Transaction, an independent engineering report on the reserves of 1211115, and a fairness opinion from an independent investment advisor, that EnerNorth should complete the Transaction as it is in the best interest of EnerNorth and improves its financial condition. (See Note 21)

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

14. Related Party Transactions - (Continued)

For the fiscal the year ended June 30, 2006, the Company paid Chadha & Co., a company controlled by Namita Chadha who was appointed a director of EIPCL and is a daughter of Ramesh K, Naroola a director of the Company, $29,450 for services rendered on behalf of the Company. Ms. Chadha owns a 1.5% interest in EIPCL.

Mr. Ramesh K. Naroola, a director of the Company, owns a 1.5% interest in EIPCL.

Mr. Cassina, a director of the Company, is also a director of Geocan Energy Inc. The Company and Geocan Energy Inc., each have working interests in certain oil and gas properties.

These transactions are in the normal course of business of the Company and measured at the exchange amount.

15. Changes in Working Capital and Non-Cash Transactions
Non-cash working capital transactions relating to funds from operations are as follows:

	2006	2005	2004

Accounts receivable	$(54,344)	$8,802	$(287,491)
Prepaid expenses	-	-	(591,969)
Accounts payable and accrued liabilities	589,965	66,465	260,664
Income tax payable	18,927	-	-

	$554,548	$75,267	$(618,796)

(a)	Supplemental Cash Flow Information

	2006	2005	2004

Cash paid for interest	$6,968	$82,793	$174,309

(b)	Non-Cash Transactions

The Company entered into the following non-cash transactions:

	2006	2005	2004

Capital assets purchased through
capital leases	$-	$56,340	$313,226

Acquisitions funded through issue
of shares	$425,002	$-	$-

Acquisitions funded through issue of
convertible denture	$200,000	$-	$-

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

16. Contingent Liability

In 1998 a statement of claim was filed against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has transpired since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in these financial statements for this claim.

17. Commitments

Operating Leases

The Company has entered into an agreement to lease a vehicle for various periods until the year 2009. The minimum lease commitment under the operating lease is estimated as follows:

2007	$7,404
2008	7,477
2009	623

$15,504

18. Financial Instruments

The carrying values of the financial instruments of the Company approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $47,425 (2005 - $5,226,718) held at one financial institution, $6,203 held at another financial institution and $13,656 (2005 - $59,597) held at two financial intermediaries. The short term debt is held at one financial intermediary.

19. Segmented Information

The Company's only operating segment is oil and gas exploration and production. All reportable segments are located in Canada. Previously the Company operated an Industrial and Offshore Division. This segment was disposed of during fiscal 2005 (see Note 12 - Discontinued Operations).

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

20. Change in Accounting Policy

(a)	Stock Options

Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments”. This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the income statement using the Black-Scholes option-pricing model. As a result of applying the new accounting policy the Company recorded a stock based compensation expense of $3,736 (2005 -$149,109) (see Note 11).

(b)	Oil and Gas Accounting

During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003. For the period ending June 30, 2006 a further impairment loss of $2,692,748 was recorded against income for the period.

21. Subsequent Events

(1)
Effective July 3, 2006 the Company entered into Purchase and Sale Agreement, for the sale of a portion of its interest in the Buick Creek Area of British Columbia for proceeds of $825,000. The Company sold a 50% working interest in two standing wells and 16 spacing units from base Baldonnel to base Artex-Halfway-Doig, and 12 spacing units from surface to base Baldonnel and a 10% working interest in two standing wells and 16 spacing units from surface to base Baldonnel.

(2)
On July 18, 2006 the Company brought a motion before the Court of Appeal seeking a stay of execution of the decision of the Court of Appeal regarding the Oakwell Claim payable (Note 7) pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay $1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance. The Court's decision on the leave application is not expected until late 2006 or early 2007.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

21. Subsequent Events- (Continued)

(3) On August 6, 2006, pursuant to the Joint Memo (Note 2), the Company subscribed for a further 500,000 equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750) (see Note 3).

(4) On September 6, 2006 the Company entered into an agreement with 1211115 Alberta Ltd. (“1211115”) and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115 (see Note 14). The Company agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of EnerNorth ("Units"), each Unit comprised of one share of Common Stock with an attributed price of CDN $1.25 and one common share purchase warrant ("Warrant"), each Warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance. The Company also agreed to issue a secured debenture to the debt holders of 1211115 in satisfaction of CDN $237,500 of debt in 1211115 (the “Transaction”).

Under the terms of the agreement, 1211115 advanced CDN $650,000 to the Company (the "Advance") upon execution of the agreement, which amount is immediately repayable to 1211115 in the event the Transaction is not completed by October 2, 2006. If not repaid as required, the Advance is converted to a demand promissory note, the repayment of which is secured by the unencumbered assets of EnerNorth. Furthermore, in the event that the Transaction terminates at no fault of 1211115 or the shareholders of 1211115, then 650,000 compensation warrants, each compensation warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance, will be issued to the shareholders of 1211115.

The primary assets of 1211115 consist of cash and oil and gas interests located in the Chinchaga Area of Alberta and in the Lloydminster area of Saskatchewan.

James C. Cassina and Sandra J. Hall, directors of the Company own 11.24% and 6.49%, respectively of the shares of 1211115. EnerNorth's Board formed an independent committee of disinterested directors to the transaction to consider whether the transaction is in the best interests of EnerNorth. The independent committee has concluded, on review of the Transaction, an independent engineering report on the reserves of 1211115, and a fairness opinion from an independent investment advisor, that EnerNorth should complete the Transaction as it is in the best interest of EnerNorth and improves its financial condition.